Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333- 284882

August 5, 2025

CNA Financial Corporation

$500,000,000

5.200% Notes Due 2035

Final Term Sheet

Issuer:	CNA Financial Corporation
Offering Format:	SEC Registered
Securities:	5.200% Notes due 2035 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	August 5, 2025
Settlement Date*:	August 12, 2025 (T + 5)
Maturity Date:	August 15, 2035
Expected Ratings (Moody’s / S&P / Fitch)**:	Baa2 / A- / BBB+
Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on February 15, 2026
Principal Amount:	$500,000,000
Treasury Benchmark:	4.250% due May 15, 2035
Treasury Benchmark Price:	100-11
Treasury Benchmark Yield:	4.206%
Spread to Treasury Benchmark:	T + 103 basis points
Yield to Maturity:	5.236%
Coupon:	5.200%
Price to Public:	99.722% of principal amount
Optional Redemption:	Make-whole at T + 20 basis points any time prior to May 15, 2035; par call at any time on or after May 15, 2035
CUSIP / ISIN:	126117 AZ3 / US126117AZ36
Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Barclays Capital Inc. BofA Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

*It is expected that delivery of the Notes will be made against payment therefor on or about August 12, 2025, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day immediately preceding the settlement date will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751, Citigroup Global Markets Inc. at 1 (800) 831-9146 or J.P. Morgan Securities LLC (collect) at (212) 834-4533.

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